SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated April 8, 2005

    Fording Canadian Coal Trust
(Translation of Registrant’s Name Into English)

Suite 1000, 205-9th Avenue SE

      Calgary, Alberta Canada  T2G 0R4

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ______

Form 40-F ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______

No  __X__

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORDING CANADIAN COAL TRUST

April 8, 2005

By: James F. Jones

     James F. Jones

     Corporate Secretary

Exhibit Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit

Number

“Fording Files Management Information Circular

 Including Proposed Arrangement”

  99.1

April 8, 2005

Via Edgar

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

RE:

Fording Canadian Coal Trust File NO. 1-15230

Form 6-K Report dated April 8, 2005

Dear Sir or Madam:

On behalf of Fording Canadian Coal Trust  transmitted herewith for filing under the Securities and Exchange Act of 1934, as amended, is the Company’s Report on Form 6-K.

Yours truly,

   /s/  James F. Jones

James F. Jones

Corporate Secretary

Attachments

News Release
Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R4 Website: www.fording.ca

For Immediate Release

Fording Files Management Information Circular
Including Proposed Arrangement

Interim Order Obtained for Special Meeting of Unitholders

CALGARY, April 7, 2005 /CNW/ - Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced that it has filed its Notice of Annual and Special Meeting and Management Information Circular with Canadian securities regulators and the United States Securities and Exchange Commission. In addition, Fording has received an Interim Order approving the right of unitholders to consider the proposed arrangement involving Fording and its unitholders. Fording has begun mailing the Notice of Annual and Special Meeting and Management Information Circular to its unitholders.

The Notice of Annual and Special Meeting and Management Information Circular have been prepared in connection with the Annual and Special Meeting of unitholders to be held at
11:00 a.m. (MST) on Wednesday, May 4, 2005 in the Alberta Room of The Fairmont Palliser Hotel in Calgary, Alberta.  At the meeting, unitholders will be asked to approve an arrangement involving the Trust and its wholly owned subsidiary, Fording Inc., resulting in a flow-through structure that would effectively see distributions from the Elk Valley Coal Partnership taxed at the unitholder level.

A copy of the Notice of Annual and Special Meeting, the Management Information Circular and the related Interim Order of the Alberta Court of Queen’s Bench are available at www.sedar.com, www.sec.gov and the Trust’s website at www.fording.ca.

About Fording

Fording Canadian Coal Trust is an open-ended mutual fund trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its wholly owned subsidiary, Fording Inc., holds a 60% interest in the Elk Valley Coal Partnership and is the world’s largest producer of the industrial mineral wollastonite. Elk Valley Coal Partnership, comprised of Canada’s senior metallurgical coal mining properties, is the world’s second largest exporter of metallurgical coal, and expects to supply over 27 million tonnes of high-quality coal products to the international steel industry in 2005. The Trust’s shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

Forward-looking Information

Certain information included in this document is of a forward-looking nature. Forward-looking information is subject to known and unknown risks, as well as uncertainties and other factors. Accordingly, actual results may differ materially from those expressed or implied in forward-looking information. Some of the risks, uncertainties and other factors affecting Fording Canadian Coal Trust are discussed in our public filings with the securities regulatory authorities in Canada and the United States. Copies of Fording Canadian Coal Trust’s Canadian filings, including our most recent management information circular, annual information form, annual report, quarterly reports, material change reports and news releases, are available online at www.sedar.com, and copies of our U.S. filings, including our most recent annual report on Form 40-F as supplemented by filings on Form 6-K, are available at www.sec.gov. Information in this document is presented as of April 7, 2005 and is subject to change after this date. However, Fording Canadian Coal Trust disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information contact:

Susan J. Soprovich

Catherine Hart

Director, Investor Relations

Coordinator, Investor Relations

403-260-9834

403-260-9817

Email: investors@fording.ca

Website: www.fording.ca